EXHIBIT 23(b)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Sears, Roebuck and Co. on Form S-3 of our report dated March 9, 2004, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles for goodwill in 2002 and methods of accounting for credit card securitizations, derivative instruments and hedging activities in 2001, as required by new accounting standards) appearing in the Annual Report on Form 10-K of Sears, Roebuck and Co. for the year ended January 3, 2004 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 9, 2004